Hermesus Investment Holdings, Inc. Offering Webpage



Project Summary

Anyone can invest



Hermesus.com — a FinTech platform is building a next generation digital currency and digital assets exchange—is launching a crowdfunding capital raise. Investors can now Join one of the most progressive FinTech projects of the year. Invest in Hermesus and become a co-owner of a US-based Digital Currency Exchange. Welcome to the era of digital money.

Offer Details

Investment Target	$5,000,000
Minimum Raise	$10,000
Minimum Investment Amount	$100
Pre-money Valuation	$ 60,000,000
Equity Share Type	Common Stock

Sector	FinTech
Location & Jurisdiction	Wyoming, USA
Perk Level 1 ($200+ Invested and assets deposited)	$50 equivalent in stablecoin deposited in trading account
Perk Level 2 ($5-$999 Invested and assets deposited)	10% cashback* plus $50 equivalent deposited
Perk Level 3 ($1,000-$1,999 Invested and assets deposited)	15% cashback* plus $50 equivalent deposited
Perk Level 4 ($2,000+ Invested and assets deposited)	15% cashback* plus $50 equivalent deposited

* Limited time cashback on trading fees capped at amount invested. Cashback offers are not cumulative and are not transferable

 *Young investors have flooded into digital currency during the pandemic, while the older generation can't get enough of gold*
— team of JPMorgan analysts

Hermesus is a new generation digital asset trading platform based and operated in the USA. Our goal is to bridge the world of traditional finance and the new and emerging digital economy. We strive to deliver high and attractive value propositions to our users while maintaining ease of use and remaining on top of innovative trends. Ultimately, we wish to drive the creation of a new financial ecosystem, grounded between the interaction of assets and blockchain technology by providing:

- a trading platform among digital currencies and digital assets with a large, active, and friendly community

- an efficient platform that can handle significant loads and operate at optimal performance even during peak load times

- new and prospective projects and their communities with a reliable platform on which to grow

- aid to the development and growth of blockchain and digital asset industries into a mature and appealing state for mass adoption

Digital Assets Trading & Compliance

Key Features

Wallet management system

Liquidity and cash flow management

Competitive fees schedule

Supports forks, tokens, and stablecoins

Websocket API for high frequency trading

Supports multi signature transactions

Extensible order types

Built in KYC/AML module

Automatically scales based on client traffic

Security First

Banking and FinTech security policy are applied

Isolation of money and "4 eyes" process

Isolated Two Factor Authentication for Tx Signature

Inherits from Kubernetes security

Compliant for Users in all 50 US states

Confirmation letter received from regulatory authority of platform's domicile

Authorized to trade digital currencies and digital assets

Authorized digital currency custodian in the USA

Automatically scales based on client traffic

Customer acquisition strategy

>100,000 potential customers via strategic partners and social media communities

Access to digital trading industry data base of 500,000 users

Established customer referral program for international exchanges that do not offer US customer registration

HERMESUS Software Features

User friendly interface and lightning fast software architecture

Easy to Use

Hermesus has a pleasant and intuitive interface: the colors, the spacing, and all of the components have been designed to make it easy for a client navigate

Secure

Our security protocols are driven by state and federal qualified custodian standards

High Throughput

Hermesus matching engine has been tested up to 2,000,000 transaction per second per trading pair

Unique Proposition

There is only a handful of large exchanges operating in the USA, owing to regulatory hurdles and a lack of clarity; Hermesus aims to be among the top industry players

Customer Support

Customer support is one click away. We utilize the most popular customer support software suite, which makes it easy to manage requests, ensure we do not miss any inquiries, and respond promptly

Market Overview

Over the next 25 years, baby-boomers will pass $68 trillion to their children — the greatest inter-generational wealth transfer in history. The recipient demographic is technology-savvy, welcomes change and disruption, and is a demonstrated early adopter of financial technology (fintech) solutions. At the same time, legacy financial markets and institutions lack the agility and willingness to be first-movers with new technologies. The rapid rise of decentralized blockchain technology is an early indicator that the next generation of financial technology and asset management will need to exist on these digital rails.

Hermesus is a newly formed, privately held fintech startup organized in Delaware with a clear vision for the future of digital currency. We are determined to make a place for a USA-based trading platform in the digital assets market. Our team has invested years working on technology and compliance development. Our result is Hermesus: a next generation digital asset trading platform.

The Hermesus platform was created with the digital currency investment community at heart and in mind. Hermesus brings new and improved technology to help solve existing limitations, create new markets, address unmet market needs, and create value for our participants. Our goal is to provide our users with cost-effective and user-friendly access to digital currencies and digital assets. Our platform has a competitive fee schedule and includes secure digital currency custody services.

Since the launch of First Digital Currency in 2009, there has been consistent growth of the number of accounts at digital currencies service providers reflecting adoption rates of digital currencies. If we compare this rate with the historical data of adoption rate of Internet usage, we can see clear resemblances. We therefore anticipate the course of digital currency adoption in the near to medium term. According to our estimations, we expect the digital currency market to grow at least 4x over the next 10 years.

Our research suggests that approximately 140 million user accounts have been created at digital currency service providers, representing an estimated minimum 35 million ID-verified users.

Adoption rates of digital currencies and Internet





Daily trading volume, in $ million (sources: Bloomberg, CoinMarketCap and exchange sites)

Trading Platform Dynamics?

Currently, there are over 500 globally exchanges, compared to ~70 exchanges just three years ago.

Some major global digital currency exchanges have been able to add more than 100,000 users per day.

The global digital currency market generated between $754 million and $956 million in revenues in 2019 and is anticipated to grow over 11% per year to over $1,750 million by 2027.

Bloomberg estimates that the top 10 digital exchanges generate up to $3 million/day in trading fees, which roughly translates to over $1 billion per year.

Binance, the world's largest digital currency exchange, recently revealed that it had added more than 250,000 users on a single day. Binance has more than 15 million registered users. It surpassed Deutsche Bank in profitability, recording a profit of $200 million during the first quarter of 2018 and kept growing till throughout year.

Moreover, the digital trading markets are anticipated to experience substantial revenue growth as more and more users adopt digital currencies (from 5% in 2019 to over 20% by 2029). Assuming trade execution fees remain stable, aggregate digital currency trading platform revenues are anticipate to grow at a similar rate.

Share of total traffic on cryptocurrency exchanges (Nov to Apr)



The US Dollar represented half of digital currency fiat trading on average, followed by JPY (21%) and KRW (16%).



Comparative Fees Analysis

User friendly interface and lightning fast software architecture

EXCHANGE	HERMESUS	KRAKEN	COINBASE	GEMINI
Fee Type	Fee Value	Fee Value	Fee Value	Fee Value
Market Taker	0.10%	0.26%	0.50%	1.49%
Market Maker	0.05%	0.16%	0.50%	1.49%
BTC Deposit	Free	Free	Free	Free
USD Deposit	$25	$35	$10+1.49%	Free
BTC Withdrawal	Free	0.0005 BTC	Free	0.001 BTC
USD Withdrawal	$5	$5	$25	Free

Sources: Competitor fee schedules; prices are subject to change without notice











Hermesus pricing and throughput allows us to compete aggressively with the top 3 US-based digital currency exchanges. These three exchanges' aggregate user base topped 77 million users in 2019

In 2017, Coinbase had been opening 50 thousand accounts daily. With digital currency prices increasing, and digital asset popularity gaining popularity, Hermesus is poised to capitalize on market momentum

Comparative Valuation & KPI's

CURRENT DIGITAL CURRENCY MARKET CAP: $360 BILLION



GEMINI

Current Valuation: $ 3 Billion

22 Million Customers

200 Employees?

$80 Million in revenue in 2018

82% Operating Margins?

Founded July 2014

KRAKEN

Current Valuation: $ 4 Billion

25 Million Customers

780 Employees

$155 Million in revenue in 2018

75% Operating Margins

Founded July 2011

coinbase

COINBASE

Current Valuation: $ 8 Billion

30 Million Customers

500 Employees

$520 Million in revenue in 2018

80% Operating Margins

Founded July 2012



Individual & Institutional Digital Currency Custody Services

Utilizing the new technologies for customer digital funds custody and matching them with the current US laws and regulations.

Banks can now offer digital currency and digital asset custody to their clients, but what does this really mean.

The Office of the Comptroller of the Currency (OCC) recently announced that nationally chartered banks in the U.S. can now enter into the digital asset custody arena. There are plenty of opinions about what impact this will have on the industry, and many of them are at odds.

Some commentators feel this is the beginning of a new era for the industry where banks will be able to offer complimentary digital asset services attractive to sophisticated investors.

But traditional financial institutions, banks included, move slowly. So, we don't expect any to announce their brand new custody platform immediately, if at all. Moreover, banks and other sophisticated players in the old school markets have not moved to adopt blockchain technology or digital currencies. Most nationally chartered banks will not risk their current business by learning how to deal with private keys and offering such services without letting the industry mature. According to a recent Fidelity survey, only about a third of all these firms even own any digital assets.

While banks are generally unwilling to enter the digital asset space, many investors in are not comfortable with the "Be-Your-Own-Bank" approach and take on the risk of storing their own digital currencies. Hermes can help.



Procedures

Secure procedures and fail-safes developed for client asset custody. We utilize best practices in cold storage of digital funds



Internal Compliance

We follow and comply with the rules drafted for legacy banking and financial sector. The only difference is the type of funds and our unique storage procedures



Rules & Regulations

We comply with state requirements to provide digital currency custody services per confirmation from the banking commissioner in our domicile

Custody Services

Many digital currency-based businesses require custody services by law. A combination of lower fees and broad range of service present key opportunities for our business.

Retirement Accounts

IRA and Sep IRA accounts accounted for $7.85 trillion in 2017. Being able to provide custody services is expected to drive revenues.

Potential Customers

Government entities, hedge funds, mutual funds, international commodity traders and more are clear target customer verticals.

Business Model and
Projected Results of Operations

Business Model
(data by month)

Optimistic View (Green Data)

Assumes average increase in customer acquisition by 2.5 times. Higher customer acquisition numbers are stimulated by doubling marketing budget and assume 25% lower customer acquisition cost

Pessimistic View (Orange Data)

Assumes lower customer acquisition volume due to unforeseen digital currency market conditions and increased regulatory and compliance restrictions worldwide



HERMESUS Time To Market

HERMESUS Trading Platform is fully developed and ready for full deployment in under 30 Days

HERMESUS Platform Status



By September 2021, HERMESUS trading platform will be deployed on test servers with blockchain wallets connected and available for review at https://HERMESUS.com. Platform will be open for private registrations with temporary administrative restriction on deposits and withdrawals

HERMESUS Customizations



HERMESUS Platform will be ready to open its doors to public upon completion of KYC provider and Banking Partner API integration. Such process is estimated to be completed in 2 to 6 weeks. Additionally, HERMESUS team is working on the website design and branding updates, which are scheduled to be completed within the same timeframe

HERMESUS Operating Team



HERMESUS have been brought together by sophisticated boutique operating team of qualified professionals. Our HERMESUS compliance officer is registered with FinCEN (https://www.fincen.gov)

HERMESUS Technical Support



HERMESUS Platform is backed up by existing dedicated team of IT technical support assigned to the project. Additionally the platform features off-site 24/7 Customer Service 3rd party solution. The support team have been preselected and is pending commitment

PROBLEMS and SOLUTIONS

Slow progress and poor choice exchanges on US market opens new opportunities and gives us competitive edge

Regulatory and compliance in US is expensive, complicated and time consuming	**1**	**1**	Hermesus has developed proprietary tools that allow trading for customers from all 50 states
Few digital currency exchanges and lack of large scale competition leads to high and aggressive pricing and fees	**2**	**2**	Our competitive fee structure allows our platform to attract new customers and compete with market leaders
Outdated user interface with emphasis on professional traders	**3**	**3**	Our user interface and software logic are designed to serve both professional traders and customers who are new to the industry
Large market players place many funding and trading limits restrictions on new and existing clients to balance liquidity as they service a large customer base	**4**	**4**	Hermesus will allow higher deposits and higher limits for digital currencys acquisition to attract new customers

HERMESUS PLATFORM

Summary of features and competitive advantages

Jurisdiction

Hermesus is uniquely positioned on the US market. Our business model allows us to do business in all 50 US states in full compliance with federal and state law

Target Audience

In the USA alone, Hermesus is poised to take at least 1% of the market share with a goal of onboarding 2 million users within 3 years

Customer Service

Unlike most US-based exchanges, Hermesus intends to provide live 24/7 customer support

Safety of Funds

Unlike most US-based exchanges, Hermesus intends to provide live 24/7 customer support

Market Capacity

Qualified custodian for digital currency assets in the USA offering services to individual and institutional clients

Deposit Methods

Based on existing banking relationships, Hermesus provides several key USD deposit options such as ACH, wire transfer, and debit card processing

Banking Relationship

Hermesus has an existing relationship with US-chartered bank for digital currency / US Dollar conversion

Other Currencies

Hermesus' partner bank provides access to additional global currencies, opening up worldwide markets (which are not accounted for in our modeling)

HERMESUS Platform will additionally include educational videos to assist new customers with information about digital currencies and explanation of Hermesus UI with step by step tutorial on use of trading platform.